ACTION  PRODUCTS  INTERNATIONAL,  INC.



                              FINANCIAL  STATEMENTS


                  Years  Ended  December  31,  1996  and  1995

             REPORT  OF  INDEPENDENT  CERTIFIED  PUBLIC  ACCOUNTANTS







Board  of  Directors
Action  Products  International,  Inc.
Ocala,  Florida



We have audited the accompanying balance sheet of Action Products International, Inc. as of December 31, 1996, and the related statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Action Products International, Inc. as of December 31, 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                            /s/ Lovelace, Roby & Company, P. A.

                            LOVELACE,  ROBY  &  COMPANY,  P. A.
                            Certified  Public  Accountants


Orlando,  Florida
January 23, 1997, except for Note 7 as to which the date is March 10, 1997


                       ACTION PRODUCTS INTERNATIONAL, INC.

                                  BALANCE SHEET

                                December 31, 1996



                                     ASSETS

CURRENT ASSETS
 Cash and cash equivalents                             $  463,137
 Accounts receivable, net of an allowance
   for doubtful accounts of $25,500                       517,982
 Inventories, net                                       1,204,778
 Prepaid expenses and other assets                        225,888
 Income taxes refundable                                   21,000

                    TOTAL CURRENT ASSETS                2,432,785



PROPERTY, PLANT AND EQUIPMENT
 Land                                                      67,382
 Building and building improvements                       986,795
 Equipment                                                737,871
 Furniture and fixtures                                   145,166
                                                        1,937,214
 Less accumulated depreciation                           (872,692)

       NET PROPERTY, PLANT AND EQUIPMENT                1,064,522


OTHER ASSETS                                              375,009





                             TOTAL ASSETS              $3,872,316

    The accompanying notes are an integral part of the financial statements.

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                                      $  383,891
 Accrued expenses                                         161,264
 Accrued payroll and related                               43,519
 Accrued interest                                           4,500
 Borrowings under line of credit                          175,000

               TOTAL CURRENT LIABILITIES                  768,174

LONG-TERM LIABILITIES
 Notes payable to shareholders                            600,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
 Common stock - $.001 par value; 7,500,000
   shares authorized; 1,549,926 shares issued
   and outstanding                                          1,550
 Additional paid-in capital                             2,904,192
 Accumulated deficit                                     (317,600)
 Stock subscription receivable                            (84,000)

              TOTAL SHAREHOLDERS' EQUITY                2,504,142





   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $3,872,316




                       ACTION PRODUCTS INTERNATIONAL, INC.

                            STATEMENTS OF OPERATIONS

                                              Years Ended December 31,
                                                1996       1995
NET SALES                                       $5,574,746 $5,487,015
COST OF SALES                                    3,651,392  3,575,517

                                  GROSS PROFIT   1,923,354  1,911,498

OPERATING EXPENSES
 Selling                                           775,407    659,689
 General and administrative                        959,137  1,040,569
 Product   development  and  market
    repositioning  expense                         491,662          -
                                                 2,226,206  1,700,258

                 INCOME (LOSS) FROM OPERATIONS    (302,852)   211,240

OTHER INCOME (EXPENSE)
 Interest expense                                  (55,493)   (67,624)
 Interest income                                    12,376      7,668
 Other income                                        7,114     12,594
                                                   (36,003)   (47,362)

                          INCOME (LOSS) BEFORE
                    PROVISION FOR INCOME TAXES    (338,855)   163,878

PROVISION (BENEFIT) FOR INCOME TAXES
 Current                                          (21,000)     23,000
 Deferred                                             -        (9,000)
                                                  (21,000)     14,000

                             NET INCOME (LOSS) $ (317,855) $  149,878

INCOME (LOSS) PER SHARE
 Primary                                       $    (0.21) $      0.12
 Fully diluted                                 $    (0.21) $      0.11

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING
 Primary                                         1,524,926   1,421,000
 Fully diluted                                   1,524,926   1,466,600


    The accompanying notes are an integral part of the financial statements.


                       ACTION PRODUCTS INTERNATIONAL, INC.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                 COMMON STOCK      ADDITIONAL          STOCK        TOTAL
                 $.001 PAR VALUE   PAID-IN    ACCUM.   SUBS         SHRHLDRS'
                 SHARES    AMOUNT  CAPITAL    DEFICIT  RECEIVABLE   EQUITY
BALANCE-12/31/94 1,042,820 $1,043  $1,947,577 $204,527 $ -          $2,153,147

ISSUANCE OF          5,000      5       4,683   -        -               4,688
 COMMON SHARES
 FOR EMPLOYEE
 STOCK OWNERSHIP
 TRUST

ISSUANCE OF        341,000    341     522,943   -       (277,000)      246,284
 COMMON SHARES
 ON EXERCISE OF
 OPTIONS

ISSUANCE OF  8%    111,106    111     354,039 (354,150)   -           -
 STOCK DIVIDEND

NET INCOME             -      -           -    149,878    -            149,878

BALANCE -        1,499,926 $1,500  $2,829,242     $255 $(277,000)   $2,553,997
 DECEMBER 31,
 1995

COLLECTION OF          -      -           -        -     268,000       268,000
 STOCK
 SUBCRIPTIONS

ISSUANCE OF         50,000     50     74,950       -     (75,000)          -
 COMMON SHARES
 ON EXERCISE OF
 OPTIONS

NET LOSS               -      -          -    (317,855)      -        (317,855)

BALANCE-         1,549,926 $1,550 $2,904,192 $(317,600) $(84,000)   $2,504,142
DECEMBER 31,
1996






    The accompanying notes are an integral part of the financial statements.


                       ACTION PRODUCTS INTERNATIONAL, INC.

                            STATEMENTS OF CASH FLOWS

                                           Years Ended December 31,
                                                1996        1995
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                         $  (317,855)    $ 149,878
 Adjustments to reconcile net income
 (loss) to net   cash provided by (used in)
 operating activities
   Depreciation                                110,415        93,240
   Amortization                                 67,312        54,836
   Benefit for deferred income taxes                -         (9,000)
   Provision for contribution to
Employee Stock Ownership Plan                      -           4,688
   Provision for bad debts                      22,000           -
   Provision for Product development
and market repositioning expense               491,662           -
   Loss on disposal of fixed assets                593           -
   Decrease (increase) in accounts
receivable, net                                 14,944      (108,855)
   Decrease in inventories, net                106,452       130,021
   (Increase) decrease in prepaid
expenses and other current assets             (360,255)       66,715
   (Increase) decrease in income
taxes refundable                               (21,000)       10,000
   Increase in other assets                   (511,058)     (140,726)
   (Decrease) increase in accounts payable     (88,354)      191,290
   Increase in accrued expenses                112,416        36,873
   (Decrease) increase in income
taxes payable                                  (11,075)       11,075

                         NET CASH (USED IN)
           PROVIDED BY OPERATING ACTIVITIES   (383,803)      490,035

CASH FLOWS FROM INVESTING ACTIVITIES
 Acquisition of property, plant
and equipment                                 (196,145)      (87,964)

CASH FLOWS FROM FINANCING ACTIVITIES
 Collection of stock subscriptions
receivable                                      268,000         -
 Net proceeds from issuance of common
stock and options                                  -         246,284
 Proceeds from borrowings under line
of credit                                       175,000         -
 Repayments of related-party
borrowings                                            -     (335,320)

                      NET CASH PROVIDED BY
             (USED IN) FINANCING ACTIVITIES     443,000      (89,036)

                NET (DECREASE) INCREASE IN
                  CASH AND CASH EQUIVALENTS    (136,948)     313,035

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD                             600,085      287,050


                  CASH AND CASH EQUIVALENTS
                           AT END OF PERIOD  $  463,137   $  600,085


    The accompanying notes are an integral part of the financial statements.

                       ACTION PRODUCTS INTERNATIONAL, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 1996 and 1995



NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of Business

        Action  Products  International, Inc. (the Company) is  engaged  in  the manufacture and sale of toys, books, freeze dried snack foods, and other educational and entertaining products. The Company also sells and imprints promotional products. The Company's products are wholesaled worldwide to educational and leisure industry retailers.

        Cash and Cash Equivalents

        For financial presentation purposes, the Company considers short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

        Inventories

        Inventories, which consist primarily of finished goods purchased for resale, are stated at lower of cost (determined by the first-in, first-out method) or market. At December 31, 1996, the Company had approximately $164,000 of work in process inventory. The inventory valuation allowance at December 31, 1996 was approximately $77,000.

        Property, Plant and Equipment

        Property,  plant  and  equipment are stated at  cost.   Depreciation  is
        provided using the straight-line method over the estimated useful lives of the various classes of assets, as follows:

         Building                                     40 Years
         Building improvements                    6 - 12 Years
         Furniture and fixtures                        5 Years
         Equipment                                 5 - 7 Years

        Revenue Recognition

        The  Company recognizes revenue from the sale of its products to  retail
        establishments   as  transactions  are  completed.    Transactions   are
        generally considered complete when goods are shipped.

        Income Taxes

        The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in its financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. (See Note 4)

        Net Income (Loss) Per Share

        Net income (loss) per common share and common share equivalents are computed based upon the weighted average number of shares (including ESOP shares) and common share equivalents outstanding during each year.

        In 1996, common share equivalents were not considered in the earnings per share calculation because the effect would have been anti-dilutive. Primary and fully diluted net income per share in 1995 include common shares assumed to have been issued as a result of the exercise of stock options. Proceeds from the pro-forma exercise of stock options for greater than 300,000 shares, approximately 20 percent of total common shares outstanding at December 31, 1995, were assumed to be used to retire long-term debt bearing interest at nine percent, increasing pro-forma net income accordingly.

        Use of Estimates

        The  preparation  of financial statements in conformity  with  generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Credit Risk and Fair Value of Financial Instruments

        Financial instruments which potentially subject the Company to concentrations of credit risk at December 31, 1996 include trade receivables and approximately $185,000 of cash deposited in a money market fund. Concentrations of credit risk with respect to trade receivables are limited, in the opinion of management, due to the Company's large number of customers and their geographic dispersion.

        The carrying values of cash and cash equivalents and the line of credit approximate their fair values. It is not practicable to estimate the fair value of the note payable to related party due to the related party nature and the equity conversion features.

        Product Development and Market Repositioning Costs

        During 1996, to reposition itself in its market and enter new markets, the Company consolidated its array of products into distinct, proprietary lines. As a result, expense was recognized for previously deferred costs related to abandoned and substantially altered products. Additionally, costs associated with the development of new products and changes to existing products were charged to operations.

NOTE 2 -RELATED-PARTY BORROWINGS

        At December 31, 1996, the Company had long-term debt payable to shareholders, resulting primarily from working capital loans and the purchase of the Company's facility in prior years, as follows:

          Unsecured promissory notes payable to  related
          parties,  bearing interest at  9%  per  annum,
          monthly   payments  of  interest  only   until
          September 1, 2002, with 24 monthly payments of
          principal   and   interest  of   $27,411   due
          thereafter, convertible at any time  in  whole
          or in part at the lender's option after May 9,
          1995, into common shares of the Company at
          $.579 per share                                               $600,000


        The Company has reserved, from its authorized but unused shares of common stock, 1,036,800 shares for use in the event the long-term debt is converted.

        Future  principal  maturities of long-term debt to related  parties  are
        approximately  as  follows:   $93,000 in 2002;  $295,000  in  2003;  and
        $212,000 in 2004.

        Cash paid for interest during the years ended December 31, 1996 and 1995 was approximately $55,000 in each year.


NOTE 3 -STOCK DIVIDEND

        At its 1995 annual shareholders' meeting, the Company's Board of Directors declared an 8 percent stock dividend payable to shareholders of record on July 28, 1995. As a result, approximately 111,000 common shares were issued and the Company charged retained earnings approximately $354,000 in 1995 to reflect the capitalization of the dividend shares.


NOTE 4 -INCOME TAXES

        The Company had no foreign operations subject to foreign income taxes.

        Significant components of the Company's deferred tax liabilities and assets at December 31, 1996 are approximately as follows:

             Deferred Tax Liabilities
                 Depreciation                     $ (10,000)
             Deferred Tax Assets
                 Bad Debt Allowance       $  5,000
                 Inventories                 8,000
                 Accrued interest and
                 compensation                2,000
                 Net operating loss
                 carryforwards              62,000
                 Gross deferred tax assets  77,000
                 Valuation allowance       (67,000)
                 Net deferred tax assets             10,000
             Net deferred taxes                    $    -

        During 1996, deferred tax asset valuation allowance increased $65,000.

        The difference between the Company's effective income tax rate and the federal statutory rate is reconciled below:

                                               1996       1995

          Federal provision (benefit)
          expected at statutory rates      $ (111,000)  $ 55,500
          Surtax exemption                      4,000     (7,800)
          Alternative Minimum Tax and
           other carryback items              (21,000)    (2,000)
          Tax effects of net operating loss   107,000    (31,700)
              Provision (benefit) for
              income taxes                 $  (21,000)  $ 14,000

        At December 31, 1996, net operating losses in the amount of $275,000 are available to carry forward to offset taxable income through the year 2011. Income taxes paid in cash were approximately $12,000 and $10,000 during the years ended December 31, 1996 and 1995, respectively. The Company has received overpayments from the Internal Revenue Service of approximately $112,000. This amount is included in the liabilities of the accompanying balance sheet.


NOTE 5 -EMPLOYEE STOCK OWNERSHIP AND OPTION PLANS

        The Company has an Employee Stock Ownership Plan (the ESOP), which covers substantially all employees. The ESOP provides, among other things, that contributions to the ESOP shall be determined by the Board of Directors prior to the end of the Company's year and that the contributions may be paid in cash, Company stock or other property at any time within the limits prescribed by the Internal Revenue Code. At December 31, 1996, the ESOP held approximately 33,000 shares of the Company's common stock. During 1995, the Company contributed 5,000 of its common shares to the ESOP. As a result, $4,688 was charged to operations in 1995. No shares were contributed in 1996.

        On May 28, 1996 the Company's Board of Directors adopted the "1996 Stock Option Plan" (the SOP). Under the SOP, the Company has reserved an aggregate of 900,000 shares of Common Stock for issuance pursuant to options. SOP options are issuable at the discretion of the Board of Directors at exercise prices of not less than the fair market value of the underlying shares on the grant date. During 1996, a total of 509,000 options were issued under the SOP at a weighted average exercise price of approximately $3.50 per share.

        Stock  options  outstanding  at  December 31, 1996  expire  as  follows:
        463,000 in 1999, 509,000 in 2001. In the event of a change in the Company's control, the options may not be callable by the Company. The following table summarizes the stock option activity for the years ended December 31, 1995 and 1996:


                                                    Shares Under
                                                       Option

         Outstanding at December 31, 1994             711,000

         Exercised during 1995                       (341,000)
         Called during 1995                            (5,000)
         Granted during 1995                          110,000
         Effect of Stock Dividend                      38,000

         Outstanding at December 31, 1995             513,000

         Exercised during 1996                        (50,000)

         Granted during 1996                          509,000

         Outstanding at December 31, 1996             972,000

        All stock options not granted under the SOP are exercisable at $1.50 per share.

        During 1995, 341,000 stock options were exercised, resulting in net proceeds to the Company of approximately $523,000. During 1996, 50,000 stock options were exercised resulting in net proceeds of $75,000.
        Stock subscriptions receivable from the exercise of options were $84,000 and $277,000 at December 31, 1996 and 1995, respectively.

        During 1995, the Financial Accounting Standards Board issued FAS 123, "Accounting for Stock-Based Compensation." This pronouncement requires that the Company calculate the value of stock options at the date of grant using an option pricing model. The Company has elected the "pro-forma, disclosure only" option permitted under FAS 123, instead of recording a charge to operations, as shown below:

                                                            1996      1995
         Net income (loss)          As reported          (317,855)  149,878
                                    Pro forma            (635,487)  114,880

         Income (loss) per share  Primary
                                    As reported             (0.21)     0.12
                                    Pro forma               (0.42)     0.08
                                  Fully diluted
                                    As reported             (0.21)     0.11
                                    Pro forma               (0.42)     0.07

        Because the FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

        The Company's weighted-average assumptions used in the pricing model and resulting fair values were as follows:

                                           1996    1995
         Risk-free rate                    6.50%   6.50%
         Expected option life (in years)       5       5
         Expected stock price volatility     45%     45%
         Grant date value                  $0.62   $0.32


NOTE 6 -EMPLOYEE BENEFIT PLANS

        The Company has a 401(k) employee benefit plan, which covers substantially all employees. Under the terms of the 401(k) plan, the Company is to contribute an amount, as determined annually by the Company's Board of Directors, of the participants' voluntary contributions to the plan. The Company has charged approximately $15,500 and $13,100 in 1996 and 1995, respectively, to operations for its contributions to the plan.

NOTE 7 -CREDIT LINE

        During 1996, the Company obtained a line of credit with a financial institution under a revolving loan agreement, which matures May 9, 1997. The borrowing limit as of December 31, 1996 was $300,000. Borrowings are collateralized by all accounts receivable and inventories and interest is payable quarterly at one half of one percent over the financial institution's prime rate (8.25 at December 31, 1996). The agreement provides that, among other things, the Company maintain a minimum working capital and net worth, a maximum debt to net worth ratio, and a 30 day resting requirement, all as defined in the agreement. The agreement also prohibits additional indebtedness in excess of $200,000 in aggregate. At December 31, 1996 the Company had $175,000 of borrowings under the line of credit. As of March 10, 1997, the Company had received a commitment from its financial institution to increase the borrowing limit to $700,000 with no material changes in the covenant requirements.

NOTE 8 -INTERNATIONAL SALES

        Export sales amounted to approximately $325,000 and $455,000 in 1996 and 1995, respectively.